

Mail Stop 4631

September 25, 2009

Via U.S. mail and facsimile to (847) 215-6535

Martin Kroll
Chief Financial Officer
Essex Rental Corp.
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089

      Re: Essex Rental Corp.
            Form 10-K for Fiscal Year Ended December 31, 2008
            File No. 0-52459

Dear Mr. Kroll:

      We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Note 2. Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, page F-20

1.   We note the additional proposed disclosures you provided in response to prior
        comment 3. In addition, please provide us and revise your proposed disclosures
        to:

- Quantify the final purchase price allocation.

- Quantify the significant assumptions you used to negotiate the purchase price and
  the revised assumptions you used to determine that goodwill was impaired. For
  example a quantified discussion of the changes in the assumed discount rates,
  comparable company/ transaction multiples, and financial forecasts may help your
  investors to more fully understand the factors that led to the goodwill impairment.

- Quantify the required fair market value based on the 80% test to allow your
  investors to easily compare the fair value of Holdings to that required by the
  SPAC agreement.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne
McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding
the financial statements or related issues. Please contact Chambre Malone, Staff
Attorney, at (202) 551-3262 or Craig Slivka, Special Counsel, at (202) 551-3729 with
any other questions regarding our comments.

                                                Sincerely,

                                                John Cash
                                                Accounting Branch Chief